EXHIBIT 16.2

08/14/2019

On July 19, 2019, Slack & Company LLC (“Slack & Co.) was asked by Quad M Solutions, Inc. (the “Company”) to audit their financial statements for the year ended September 30, 2019 and review interim quarterly financial statements for the period ended June 30, 2019. On August 14, 2019, the Company has received this letter informing them that, due to licensure restrictions as of the date of this letter, that Slack & Co. is / was precluded from being able to complete the work described above nor perform any work associated with these engagements (in-fact). There have been no disagreements between Slack & Co. and the Company on any matters including accounting principles or practices, financial statement disclosures, and/or audit scope or procedure.

We would like to thank Quad M Solutions, Inc. for the opportunity and wish them the best in their future endeavors.

Best regards,

Matthew Slack, CPA

Slack & Company, LLC